Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

          Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

          The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March

28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

BROAD STREET, INC.

Moderator: William Harrison
January 15, 2004
7:00 a.m. CT

Operator: Good day everyone, and welcome to this conference call. The subject matter discussed in this investor presentation will be addressed in a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission. We urge you to read it when it becomes available, because it will contain important information.

Information regarding the participants in the proxy solicitation is contained in our annual proxy materials, filed with the Securities and Exchange Commission. This call is being recorded.

Your line will be in a listen-only mode for the duration of the call. If you would like to ask a question, please press the star or asterisk followed by the digit one. Again, that is star one to ask a question. We will take questions as time permits.

At this time, we will go live to New York.

William Harrison: OK, shall we get started? Jamie and I would like to welcome all of you to this presentation to hear more about the transaction. We’ll give you some color on it – transaction that we are just extremely excited about. Sorry for the snowstorm this morning. I know a lot of people are probably on telephones, but glad to have you with us as well.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

Our usual disclaimer statement. And then let me just give you a little color on sort of how all this happened. First of all, Jamie and I have known each other for a long time. He reminded me that I was pitching some business when he was at Commercial Credit about 10 years ago.

We’ve been good friends. We stay in touch. We’re believers in consolidation. We’ve both been through a lot of consolidation and mergers. I think we both understand it, we know it. Both of us believe that consolidation will continue.

So the strategic rationale here, certainly from the JPMorgan side was that we believe that scale, leadership positions and your broad base of product and client set, starting with investment banking and retail are very important. At JPMorgan Chase, we were overly weighted, I believe, on the investment banking, more market-sensitive, business side. This merger gives us real balance between the two.

So it became very compelling that we do this. We had real serious conversations that probably cranked up in November, and here we are today. So, very exciting. This is all about creating a balanced business model between wholesale and resale. It’s about building leadership positions in both of those. Leadership positions as we have talked many times before creates that incremental value over just being in a business as a second-tier player. And scale and financial strength is a characterization of any great financial institution in this global world that we’re in.

All of this, we think, will lead to more consistent earnings which hopefully will get a higher valuation from the marketplace. The value of the cost saves exceeds the premium. A deep and proven management team to handle integration – I’ll talk a little bit more about that in a second – and a very strong balance sheet and excess capital that Jamie will give you some more color on.

Now, let me just give you the basic structure here. The name JPMorgan Chase at the holding company level, the wholesale activities under David Coulter will remain as they are, JPMorgan,

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

and on the retail side, we’ll continue to operate with the respective brands. Bank One in their market – Chase in our market here in New York and a few other places, pending a study to see which is the best single brand. We have two great world-class brands there, and we’ll make a decision on that in due course.

Headquarters in New York for the corporation – the retail headquarters will be in Chicago, very important, a major marketplace for us with this new firm, the Midwest, and we will have the retail headquarters in Chicago. Management, you know, I’ll be Chairman and CEO for two years. Jamie will be President and Chief Operating Officer. Two years from close, Jamie will take over as CEO. I’ll move up to Chairman, and I will stay in the Chairman’s role as long as Jamie and the Board want me and as long as I think I can add value.

The board is 50/50 split. We’ll have seven outsiders from each side, plus Jamie and I, so 16 members of the board. The exchange ratio 1-32, we’ll talk more about that in a minute. Dividend – we’ll maintain JPMorgan Chase’s dividend level. Timing, expected close sometime in the second quarter. And the other usual breakup fees you can see. Now let me talk about the management team and the depth, because one of the aspects, in addition to the great strategic set here, is the complementarity on the people side and the management team that comes out of this.

You can see on the left side, an office of the Chairman that has four guys in it that have as much experience as a combined team, I think, exists in the industry. In addition to Jamie and I, Don Layton who will run finance, risk and IT, reporting to Jamie. David Coulter, Vice Chairman of investment bank and our asset management, private banking businesses will continue to report to me.

You’ll see on the right hand side – I won’t go through all of these – but these are key jobs that have been decided. And it’s important to note, I think, that we have made management

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

decisions across the organizational cut at least three levels down already. And I’ve announced them, people know about it. We’ve also announced an executive committee of roughly 26 people.

So we’re off and running, I think, with a management team that’s in place, they know what they’re doing, they’ve been through mergers before, and I can tell you that this is hugely important to have all of these things decided before you roll something out. It just gives you a great leg up to go into the merger integration process.

This is a slide on some very important points about the balanced business mix. As I said, it creates a balance – a better balance between wholesale and retail, it creates a better balance between our volatile or market-sensitive businesses, should create lower volatility for sure.

This market leadership motion – as I said, leadership creates incremental value. We have leadership positions across the board in our wholesale investment banking piece and our consumer piece that I think are pretty special. The (complementarity) of the fit was just very exciting when Jamie and I started getting into this.

And I’ll tell you, having been through a lot of these mergers, better fit both on a business overlap matter or lack thereof, and a people matter. And that’s going to be very important I think. Scale, financial strength, over $10 billion of pro forma net income, 132 billion of market capitalization, and 53 billion of tangible common equity. Value creation – we see substantial value from cost savings, which Jamie is going to talk about. Cash EPS accretive pretty soon, and GAAP accretive once we take out the $2.2 billion of synergies.

So let me – the next slide, the balanced business mix just gives you a snapshot of what I was talking about on balance where you can on a pretax income basis annualized from the 9/30

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

numbers for this year, combined pretax of $18 billion, and you can see some of the balance we have here. One of the things that I’ll just comment on is private equity.

We end up with slightly less private equity when we combine the two than JPMorgan had as a relationship the capital. We had brought ours down to about 16 percent. The combined pro forma is about 15 percent, and we will stay on track to drive that down to about 10 percent as we’ve all communicated to you before.

So with that, let me turn it over to my new partner, Mr. Dimon.

James Dimon: Thanks, Bill. Thank you very much. If you go to the next page, folks, I’ll take you a little bit through some of the retail numbers. And if you look at this page, this is where you see the perfect fit. Each brand – the branch networks fit together perfectly, obviously we consolidated the platforms. In credit cards number two size. If you look at middle market auto, mortgage we add in each of those categories.

We did not – when we show you the numbers a little bit later – add any revenue synergies in there. That does not mean there won’t be any because I can come up with five or 10 really good cross selling things here that we know will work. For example, Bank One did not really have a first mortgage business. JPMorgan Chase has a great one, and now soon in every branch we will do a great job offering mortgages.

Just look to the right, I’m not going to go through all the numbers, I just think they give you a sense of the size and scope of the company – 95 million credit cards. And we don’t have the household numbers because I’m not sure we’ve done the same comparable basis, but we probably touch 100 million or more Americans on the retail side of the business and I think that’s an amazing scope.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

The market shares everywhere we are, are very high. Again, you can look at this on your own time. But I think it’s not just enough to be large sometimes, you have to have very good local market shares. And you can see as you go through a lot of these markets we are number one, number two, number three, and that usually distinguishes how profitable you are in some of those markets. And we cover about (15) percent of the U.S. population. Obviously there are some gaps, but we’ll worry about that down the road.

I’m going to go one more page. If you go to the – I’m actually going one more page beyond that. OK. This just gives you a sense of the size relative to our competitors out there in the banking system. We’re number four in branches, 2295, but we’re in a lot of fabulous markets, as I’m going to show you in one second.

In core deposits, and this is really retail and middle market customer-related deposits, not the large wholesale worldwide deposits, that both Bank One and JPMorgan do. You can see we’re number two. And the retail businesses in general across the board, these banks are performing, and there’s some growth. I know we’ve had some on credit card, retail, home lending at Bank One. I know there’s been some at JPMorgan.

This page just gives you a feel for the ranks in some of the these large markets. I’ll give you some more detail on this a little bit later. But these are our top 10 markets and you can see our position of them is excellent.

Credit card, 95 million cards, number two domestic behind Citibank. They just bought the Sears credit card portfolio. You can see the number two earned $28 billion of charge. When we look at the credit card business, we look at two things – one is outstandings, people who borrow money, and the second is people spending money, because remember, we keep an interchange fee on all the money they spend.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

We’re very large in Visa and MasterCard and eventually I think we’ll get some economies of scale so we can decide which way we go in that. We have 500 co-brand partnerships, United, Disney, Starbucks. I can give you Southwest Airlines – I can give you a lot more. We will be a winner in this business because we are a low-cost producer. We’re a low-cost capital, which will make a big difference in this business.

We have multiple distribution, which we control – our branches, our co-brands. We even had a little chat about having a JPMorgan card one day, which would be very expensive. And we’ve been starting to innovate, we have growth in – and we’ll continue to market under multiple brands to different customer bases.

At this point, Bill is going to take you through the wholesale side of the business.

William Harrison: The wholesale side is very exciting because we pick up a lot of great client relationships both in the upper scale corporate banking and middle market. As you know, JPMorgan had a great middle market business, Bank One’s middle market business is even bigger because of their scope, and when we combined the middle market businesses, for example, you have a huge middle market business that will be substantially enhanced by the product capability of our investment banking firm.

And I’ll just tell you, in all of our prior mergers when you can bring that together you can create real revenue synergies, which we would expect there. And on the wholesale side, again a great story. We, because of our prior mergers, are a leader in investment banking today, as you know, and this just adds more scale and clients to that with the ability to cross sell a lot of the Bank One wholesale customers with a very enhanced product mix from the new firm.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

Treasury and security services, another very good story here. JPMorgan Chase was one of the very small number of global leaders in this space. And when we add the Bank One cash management into our cash management business we are clearly number one in the world.

Bank One’s cash management business was almost as big as ours, and this is going to be hugely complementary and very exciting, because this is a business that is driven by scale, operating efficiencies and globality. If you don’t have that you really can’t compete efficiently. And that’s why Jamie sold his corporate trust business to us – not because he didn’t like it, but because of that reason. Now we’ve got it back together under one umbrella.

James Dimon: It was get big or get out basically.

William Harrison: So, Jamie?

James Dimon: If you go to page 16, I’ll just give you some size numbers in terms of capital ...

William Harrison: Excuse me. I’m sorry, let me just pick up. I missed a slide on investment management. Sorry. This is also another hidden gem, if you will, in this combination. You can see that the dot points here – I won’t get into great detail.

But JPMorgan has a very, very attractive brand name in the very upscale global private banking. Bank One has a very big private client business that’s somewhere between our private banking business at Morgan and the affluent business that we ran out of retail. So this is going to be very exciting in terms of just expanded scope.

We’re not going to try to smash them together. We’re going to take a look at it and see whether or not we ought to keep further segmentation there that can be very attractive. But you can see some of the dot points here in terms of leadership positions. I would just point out the mutual

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

fund family grows a lot, which is exciting; and the assets under management, $700 billion, is big and it places us in a real leadership position there. Quite complementary. Sorry, Jamie.

James Dimon: OK. Thank you, Bill. If you look on page 16 you get some basic capital size numbers. Size in and of itself isn’t the only important thing, but in a financial services company, it is important. It’s your cost of capital. In fact, I heard from Dina yesterday that the rating agencies put us on positive outlook, which I think is a fabulous thing to have – some pretty tough critics out there – put you on positive out watch. Market cap, we expect that to get better and bigger over time, but tangible equity, we’re at $53 billion.

This business is consolidating, it has been consolidating for 20 or 30 years, it will continue to consolidate. I will remind you, the only reason we’re so unconcentrated in the United States is because of state by state regulatory laws; so when they came down everybody started going back toward a more normal state. Ten billion dollars of earnings, which I think is a very powerful earnings. And one quick measure of risk; because this four billion of fairly stable earnings out of Bank One, the volatile component comes down quite a bit.

If you go to the next page, it shows you capital. You see we’ll end up at about nine percent tier one capital. And neither Bill or I would say that’s the most important measure, but it’s a pretty good rough measure. This is among the strongest of banks in the world, not just in the United States. And if you look at other things in the balance sheet, which we’re not going to take you through today, like loan loss reserves, they’ll also be strong. We’re committed to maintaining a strong balance sheet.

We’d love to get those ratings up. This capital, if you look at our earnings, and we’re not going to give you a lot of detail today, we’ll be generating a lot of excess capital and in the model we have a little bit of stock buyback. You can see the excess capital coming out of both companies now has become large and growing. The cost saves – give you some numbers.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

The first thing I should say about this, for this $2.2 billion, and that Bank One and the folks at Bank One, who have been through a lot of acquisitions, also went through line by line, area by area, business by business, and in some cases locale by locale, looking at what really could be achieved. And our number was higher than this.

I think the folks at JPMorgan Chase did the same thing, and they’ve been through probably more mergers, and they did and they’re a little bit higher than this. And if you look at the rough measures that investment bankers sometimes look at is what do people get out of cost savings and acquisitions, we basically think this is a low number. And it cuts across systems, operations, marketing, et cetera.

We not cutting – not marketing – we’re not cutting a lot of marketing dollars, it’s about 10,000 – we expect ultimately 10,000 headcount down. Now remember, it’s not 10,000 people who are going to lose their jobs. It’s over three years and over time, and hopefully using attrition as our friend, we’ll be able to do that painlessly for our people.

The bottom line is we hope to do better than this. This is a conservative number. We’re going to work hard to give you something better. The combined management team on both sides has done this many times before, in fact a lot of them know each other. We think that will make it easier.

We will phase it in intelligently, but rapidly, with a sense of urgency. So the numbers you’re about to see is – part of it’s in the first year, second year and third year, I’ll show them in one second, but we should achieve all of it within 2007. We’re going to hopefully pick the best systems, the best operations. And another thing, on the numbers you’re about to see, no revenue enhancements. We’re basically giving you bottom line kind of numbers, cost we’re going to

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

achieve, no real revenue enhancements. And the 2.2 billion, I just kind of love the way that Lexcom and the FT does it.

The 2.2 billion is 1.4 after tax, multiply that or cap it at 10 times or something. It’s $14 billion, and that is real economic enhancement to our shareholders. Had this been a pooling, all of that was going to the bottom line. But because it’s purchase accounting, you don’t exactly get it all to the bottom line.

This next page shows you what be numbers will be assuming – in 2005, assuming a 65 percent phase in. I think economically the right thing to look at is what will it be, full year run rate, and we should be very close to that sometime by the end of ‘05 or sometime early ‘06.

You can see – this is JPMorgan’s numbers now, and the combined company – JPMorgan Chase combined company at 100 percent, the GAAP earnings will be up about one percent, the cash earnings would be up about 5.6 percent. The cash personally I think is slightly more relevant. If we had done a pooling that’s the number you would’ve seen, and obviously we have big intangibles we’d have to amortize, which I’ll talk about in one second.

Maybe more important than that, each business is stronger than it was before, and then you could argue – I don’t like to argue P/Es, I think you all set that that by how you vote with your feet, but if every business is stronger, it’s more stable, the ratings are higher, you would assume that the earnings in total would be valued a little bit higher, and actually risk is down too. So kind of a win on almost every phase here. The next page gives you the very basic assumption we used for it.

We used our best estimates, and this grew them at like 10 percent the next couple of years. And obviously we’re going to release earnings, both companies, next week so we’re not going to talk about the quarter, but we think those are pretty good numbers you can use for the sake of this.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

The cost saves of $2.2 billion coming over time. Net revenue synergies not here. We do expect – I think Bill and I would both be disappointed if we aren’t up here in a year showing you identifiable benefits that we got from cross selling on almost all the businesses. Merger-related costs, $3 billion. I urge you on that one, some will be purchase accounted and there’ll be a line called merger costs.

And if we’re closing a plant at Bank One it will go into purchase accounting. If we closed a plant or an operating center at JPMorgan will be a merger cross. It shows you how accounting is getting these days, and some costs can be put in purchase accounting and some can’t. So obviously we’ll break that out, so there will be about $3 billion.

These numbers will change a little bit. Again, we hope to do better on most of that. Three-point-five billion share repurchase. We think this is actually rather easy for a new company to do, and we assume we close in mid 2004.

Finally, just to point out, we did do significant due diligence. The accounting is a little bit different, but fairly compatible. So we’ll be talking more about some of that, but we think the numbers here are real, reasonable, achievable. We’ll be disappointed if we don’t get them.

And before I turn it over to Bill, I just want to – on a personal note, the reason to do this is because it’s great for shareholders. And it wasn’t any of my desire to come back to New York. I love Chicago. We may very well stay there for a while because I’ve got two kids in high school there. It was to do the right thing for the company. That was the reason to do it.

And the second reason to do it, on which I would not have done it if weren’t true is our relationship. This is a man I know and trust and respect, and we are going to make sure we

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

deliver this to all of you. So I’m thrilled to be in business with Bill, and I’m going to hopefully be one of the best partners you ever had.

William Harrison: Thanks, Jamie. So just to wrap up, this creates a real end-game winner in the financial services space; leadership positions, wholesale, consumer. It was the right choice for JPMorgan Chase. It was clearly our number one choice. As I have said before, we needed more balance. If we could structure a deal that was good for our shareholders, we would be very interested in a big consumer retail merger. This is it.

It was definitely our first choice if we could pull it off. And as a people matter, clearly the first choice there. As Jamie said, he and I have known each other for a long time, a lot of respect there. And I look forward to working with him as a partner to pull this off, and we just couldn’t be more excited about the future of the company. Why do we stop there and open it up for Q&A. Thanks.

Operator: And ladies and gentlemen, our question and answer session will be conducted electronically. If you would like to ask a question, please firmly press the star key followed by the digit one on your touch-tone telephone. We will come to you in the order that you signal, and if you find that your question has been asked and answered before you could ask it and you would like to remove yourself from the question roster, please firmly press the star key followed by the digit two. Also for those of you on a speaker phone, please make sure that your mute button is disengaged so that your signal can reach our equipment. Again, if you would like to ask a question, please firmly press the star key followed by the digit one.

William Harrison: Tables to earnings, you can see how well positioned we are because of the prior mergers we did. What this does is gives us a leadership position in the U.S. marketplace for consumer, and that market is still very fragmented, huge opportunities out there. We are now a

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

major player in it. So a firm that’s well-positioned as a leadership matter in the two key core businesses.

Male: And with regard to revenues, what percent of your revenues overlap at the two firms? We can come up with our own estimates. It’s just tough getting to the bottom number.

William Harrison: We don’t see a lot of revenue loss and whatever revenue loss there is, we believe will be more than offset by what Jamie was talking about in terms of revenue synergies, which we haven’t laid out for you because we don’t want to overstate that, but we believe they are there ...

James Dimon: The biggest overlap will be in corporate banking, and they’re here. We’re actually going name by name in where we have credit. But I would tell you that while we may lose some because maybe concentration is too high, we will get some.

A lot of our customers had we the product set that JPMorgan has, I think just for the asking we have had 200, 300 million more of revenues. And JPMorgan (prided) their business with all those customers. So I think as we put those together, it would be a plus for the combined company.

William Harrison: Let me just pick up on that. The real merger integration challenge will be on the consumer side. And if you think about the (complementarity) of the pieces, I’m not suggesting this will be easy, they’re all tough. But just think about the pieces. Retail branch system, there’s no overlap there, in Texas is the only place. It’s not like an end market merger there.

We had a huge mortgage business, Bank One didn’t. So not a lot of overlap there and merger integration risk. Auto finance, same story. So – and credit card you will have a huge consolidation process. We’ve got two great guys, two pros who will do that.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

And it will create a real leadership position in cards, which Jamie and I are great believers, in that business if you’re not in the top two or three with what’s going to play out there you’re going to have a hard to creating the kind of returns you want. So you have a very compelling story on the (complementarity) on consumer.

Male: One last question. With regard to separating the Chairman from the CEO position. I think that is best practices from a corporate governance standpoint. But why are you CEO for two years and doing this tag-team thing? Why not just go directly to Chairman and have Jamie be CEO right away? What was your thought process there?

William Harrison: It’s all part of creating a structure in the negotiation process that works for both firms. I’m 60 years old. I have at least a couple years left to produce value, and we think this is a good balance. And, as I said before, I’ll stay around as Chairman as long as Jamie wants me.

James Dimon: I just want to tell the folks in this audience first of all – Bill and I are going to do great, and when you travel a lot and you go overseas and have a lot of work, there’s plenty to do here. There’s a lot of room for a lot of people to add value, a lot more than just the two of us.

Mike Mayo has had Bank One on sale – for sale since the day I got there, and yesterday made it a buy. And the first title of this thing he wrote about was something like, “Even Hercules Couldn’t Fix That Mess”. I want the next one to say “I was wrong.”

Male: ((inaudible)).

James Dimon: He had us sell at 28, too.

Mike Mayo: Jamie Dimon, it’s Mike Mayo. Since you got to Bank One, I was wrong.

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

William Harrison: Thank you, thank you. Next question. Over here. Mike?

Male: Bill, you’ve talked a lot about the lessons you’ve learned from past integrations not just JPMorgan and Chase but also Flemings. What lessons are you going to apply to this merger, particularly on the people side that maybe you didn’t last time around?

William Harrison: There are two things I’d like to point out. I would argue that the merger of Morgan and Chase from an execution perspective actually went within a range of all of our prior mergers, which I would call very good.

Mergers are hard. I think it was an execution matter, we did that. If you look at the people that are still there from Morgan, and if you look at the outcome in terms of what we’ve created as a real leadership position in investment banking, I think that was hugely successful. What gets confused is that we had made several mistakes, such as being too concentrated in private equity, too concentrated in some of our commercial lending areas, and a big relationship with Enron.

Those are the three things that really were not merger related but created very sub par financial performance during the two, three years after this merger. So I wouldn’t confuse the two. We put those behind us, as you know, and as an integration matter I’d argue that was a good one, this will be a good one as well. What you learn is that experience counts in this stuff. We have it.

Jamie and I have been through as many of these as any two combined executives out there, I think. And I have no doubt that we’ll do as well. And I’m not suggesting that this will be easy, but I think the odds are, as an execution matter, it should be – we should have less challenge on this one than we’ve had on our others. Wholesale securities mergers tend to be tougher. They just tend to be tougher. Yes?

BROAD STREET, INC.
Moderator: William Harrison
01-15-04/7:00 a.m. CT
Confirmation # 612766

Male: A couple of financial questions maybe for Dina. And I was wondering from JPMorgan’s point of view what the shareholder value added is as you calculate it, and what the internal rate of return is? And then also whether you thought about doing the deal as a part cash deal to make it more attractive for your shareholders?

William Harrison: On the latter point we did not. It was an all stock deal. In terms of the value, as Jamie was saying, you capitalized expenses at 10 or 12 times, you get $15, $17 billion, however you want to capitalize that, less the cost saves.

You’ve got $14 to $15 billion to split; we’ll pay out roughly half of that in premium, right around $7 billion. So you have $7 or $8 billion left for the shareholders. We have 60 percent of that roughly and Bank One shareholders have 40 percent. So that from the Morgan side more than exceeds the overall transaction cost.

Male: And how about the internal rate of return?

William Harrison: We haven’t – I don’t know. Dina, anything you want to say about that?

Dina Dublon: We are looking at numbers that are in the high teens, excluding revenue synergies.

William Harrison: Numbers in the high teens, excluding revenue synergies. Next question. Yes, sir.

Male: JPMorgan has a terrific corporate banking business; you probably bank everybody in the US. So there’s big overlap with your corporate banking at Bank One. And I guess the question is, Jamie, outside of investment banking and perhaps deeper and broader at JPM, what are the products that JPM delivers that you don’t already offer your corporate banking customers?

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James Dimon: Well, you can start with one big one which is called equities. We basically didn’t do equities at all. We didn’t have the products set of derivatives they have. We had no advisory. So right there you’re probably about 50 ...

Male: Well, that’s all investment banking, I realize that.

James Dimon: I’m sorry, I missed the question then.

Male: Outside of investment banking what are the corporate services that JPM offers that you don’t offer?

James Dimon: Well, one we just sold to them called Corporate Trust, Custody - the whole treasury security services, which I look at as a Warren Buffett type business, five billion in revenues, one of the better global cash management in the country, so that whole product set to me is ripe for us to cross sell.

William Harrison: Let me just add to that, too, and when we talk about the large corporate market, we don’t distinguish between just corporate lending and investment banking. We look at a corporate banking customer with a broad array of leadership products that we can deliver and help them solve their solutions. And that’s what we bring at Morgan side to a very extensive corporate client base on the One side.

And we’ve seen in all of our mergers, and this started with (Manhattan) Chemical. There is a lot of synergy there when you do that, particularly now that we have leadership positions in these products sets of equities and bond underwritings and risk management and foreign exchange and cash management. I mean, it’s — clients like this model of integrated delivery issued good at each piece of it. Yes.

Male: ((inaudible)) Bank One raising the dividend with the next dividend announcement.

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James Dimon: Yes, we do. And I think the board does that next week, but we do intend to do it. The board’s spoken about it, and I think the first dividend will be April, I believe — I may be wrong on that, but ....

William Harrison: Yes.

Chris Huntington: Hi, Chris Huntington with CNN. Coming through the period we just had on Wall Street, all of the scandals, and I’m not going to enumerate them, and you just conceded that your exposure to Enron was maybe regrettable. What are you guys ...

William Harrison: It was, let me just make that clear. It was regrettable.

Chris Huntington: What do you guys do going forward in the next couple of years and five years out when there’s another boom of some sort and everybody is tempted to jump into the deep end of the pool?

William Harrison: Yes, that’s a great question. You tend to go in cycles, and hopefully when you have a management team that has been through these cycles, your wisdom to not get too exuberant is going to enable you to do a better job.

And that’s what we hope happens. I mean, we do have a very experienced management team who’ve been through a lot of cycles, and you learn from them. Yes.

Male: You mentioned the retail overlap in Texas. I think you combined have a market share of deposits of about 22 percent. First of all, does that prevent any kind of regulatory issues that might lead to your having to divest any branches?

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James Dimon: The worst case is we have to divest a few branches so it’s not a material thing to the deal. Obviously, we’d like to keep all of that. We have a wonderful share there.

Male: And then the other question is you alluded to doing a branding study to determine nationally in the retail business which brand you will retain or, I guess, whether you would consider retaining both. What’s the time frame for that?

William Harrison: We haven’t set a time frame on that. We’ll do it in due course, but it won’t be five years from now.

Male: Do you have a sense for whether there are material economies of scale of actually combining into one brand or another?

William Harrison: We think — we think — I mean, I think Jamie and I both believe that one brand in a particular business is a good thing. It doesn’t have to be like that. I mean, we have two powerful brands so there’s a possibility we could leave it that way. But this is why we want to study, be smart about it and thoughtful about it.

Male: But which name?

James Dimon: There is unlimited benefit to having one name like in the consumer side. And we’ve changed the car business to Bank One, branded all the banks Bank One, and so any advertising you see is now company-wide and Bank One’s actually (having) a brand. So when you spend that kind of money, and you’re talking about billions of dollars a year, it does make sense to have one name that people know and are constantly learning about and we just have to decide which one that should be.

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Male: And then I guess the final follow-up there is the one thing that seems to be missing to some extent in this combination is some aspect of national retail brokerage. Is that something that you guys have aspirations to?

William Harrison: The good news here is that Jamie is an expert in that field, and we look forward to doing that.

Male: That’s why I asked the question.

James Dimon: My dad is still a stockbroker at Salomon Smith Barney and we’ll see. We’ve got to get this done, deliver this, and then we’ll start to dream about the next thing.

William Harrison: Yes, over here.

Male: You mentioned as the transaction is coming together, particularly in November, your conversations picked up in tempo. What was the trigger point for that?

William Harrison: Well, from the Morgan side, we really couldn’t entertain a big merger much before that because we were just coming out of the Morgan Chase merger. You can’t do these big deals every other year because the company has to settle down.

So this year we began to come out of that just from a culture perspective and a balance perspective. And then the financials turned around, which we had hoped, and they did, so it enabled us to think a little bit differently about if the right situation comes along that gives us more balance that’s good for the shareholders, that we’ll consider it.

So Jamie and I have been in these discussions. We would get together and talk over the years about strategic options and stuff, but it just picked up in November. It was just a good time.

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Male: And as a follow-up, could you share with us roughly how long you spent on due diligence?

William Harrison: A lot.

James Dimon: You know, we had — I don’t know the number, but I’m going to say hundreds of people on both sides spent the better part of a week. And that was just the tail end. So besides us talking to each other, public documents, our accounting firms spoke to each other. So we feel like we did pretty — it wasn’t going to pay for over due diligence. So we can understand all the issues, all the problems, and this went both ways. So it should give you a little bit of comfort.

William Harrison: And if you think about it, when these discussions got really serious, November, what Jamie and I would do is say look, this really looks compelling and what are the issues? What are the things we need to drill down on without opening it up to a broad set of people?

So we would take two or three issues and he would go look at them, I’d go look at them. I’d get Dina involved, some of our people involved, and we would drill down on them, understand them better. So there was very focused due diligence going on actually since November — early November.

And then, as Jamie said, you ramp it up right at the end with a lot of people, and we are very pleased that the rumor never got any legs and never really affected the market, which didn’t get out until after the market closed. Yes.

Male: As you to push together the two private equity books, one, has anything material changed in the composition of the portfolio? Two, do you still have an intention of bringing down that exposure now in the neighborhood of 10 billion on a tangible equity base of 53?

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William Harrison: Yes, as I said, we are roughly 15 percent of our private equity to capital, and that’s a little bit better than what Morgan was at 16. But the goal is to get it down to 10. Jamie and I will be working with our respective private equity groups to see how you rationalize this.

Male: Anything to (still) change in the mix?

William Harrison: Not really. They had a mix of directs and funds as we do.

James Dimon: We stop doing funds and you mostly stop doing funds and — when we went through the due diligence the — I would tell you the accounting in both was kind of similar and erring on the conservative side at this point.

William Harrison: Yes.

Male: Even with this merger you’re still behind Citigroup in several areas. When will you catch up and how?

William Harrison: Well, we kind of like our model. We like this transaction and we don’t look around every day about somebody’s here and there. What we look at is how we can create something that’s going to create more value for our shareholders than what we had, and this is what this is all about. So now it’s just to focus on execution and doing what we think is right. We’re into shareholder value and not having to be the best global — the biggest global player in the world.

Male: Do you feel the same way, Mr. Dimon?

James Dimon: Absolutely. Business by business we want to be really good, and there are different competitors in every single one. So we do intend to be a very good competitor.

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Male: Also to clarify, ultimately is your goal — I wasn’t sure about it — to develop a national retail bank network or not?

James Dimon: I think ultimately that would make a lot of sense, yes.

Male: A last thing to clarify, Mr. Dimon. You talked about or the fact is you’re going to become CEO in two years. The question is obviously why you didn’t decide to move for that now? As you know, things can change a lot in two years based on your own experience.

James Dimon: Right. Now, you’ve got to think a little bit that these are two large organizations coming together. You want the teams to meld. I have a lot to learn there. Bill and I have known each other a long time, so we feel pretty comfortable about this and I’m convinced this will work.

Male: Thank you.

William Harrison: A question in the back. Yes.

Male: A question — a financial question on the timing of the acquisition costs. You talk about phasing in the cost synergies over the three years.

It seems to me that with a three billion acquisition cost you could have some dilution from those costs until the synergies on the cost savings side come in. Just how long do you think it will take to phase those in?

James Dimon: The cost save is about $3 billion

Male: The acquisition — it seems to me that the acquisition costs of three billion are going to outweigh the cost savings. So for a period of time until this is integrated you’re going to have a dilutive impact from

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James Dimon: That’s correct. The numbers we showed you were an ex the three billion. Of the three billion, a portion will go into purchase accounting, you will not see, and a portion will run across the line over to — more early on and less later on, but over the three years, a number. We just don’t know what that number is going to be yet and then that will disappear

Male: But we can’t say how long it will take it to be

James Dimon: Well, it will be over the same three years. It’ll be more in the first year than the second year, and more in the second than the third year.

William Harrison: Yes.

Male: I’d like to ask two questions. On page four, you give a list of people that will be heading up different lines of business. Are those persons who will be heading each line those that came from the larger business or is there any switching because of relative power structure within the new company? I have a second question.

William Harrison: It’s sort of a mix. I’d say in most cases where you have a much bigger business, like our mortgage business, the Chase person will run that. The retail branch system is run by the Bank One person. But what you try to do in these things is look at the whole mosaic, see who the best person is, and make decisions. The nice thing about this combination is it worked out really well on most of the people situations. So it wasn’t that difficult to do this.

Male: And my second question relates, Mr. Harrison, to what you view to be Mr. Dimon’s new responsibilities. I understand he’s not CEO for two years, but specifically what will he be doing? And secondly, how will you evaluate his work? And could you describe any changes in executive compensation as a result of the merger?

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William Harrison: In terms of what Jamie and I will be doing, Jamie will be reporting to me as President and Chief Operating Officer. He’ll have the consumer side of the organization reporting in to him, and he’ll also have risk, finance, IT through Don Layton reporting in to him. I’ll have David Coulter on the investment banking side and the asset management product business, plus legal, PR and human resources.

So that is the organizational structure. In terms of compensation, I don’t think that is really appropriate to talk about. The one thing I will say, there will be no special bonuses, merger deals, for anybody in the firm, starting with Jamie and I. I know that got some consternation the last time we did a deal. Yes.

Male: (In view) of the compensation details, could you at least describe how your compensation is structured? Is it based on changes in net income; is it based on stock performance; is it based on the size of revenues? Could you conceptualize what you ...

William Harrison: We are great believers in markets and every job’s a market in the firm, starting with the CEO’s job, the President’s job, and on down, and then the compensation committee looks at those numbers based on performance and other accomplishments and makes a decision. We don’t make our compensation decisions. We have a very good comp committee that does that.

James Dimon: There will be a lot of stuff in the proxy prospectus, but I hope you heard what Bill said, that he or I got nothing to do this — no guarantees, no additional stock options or anything like that, and it will be up to the board.

William Harrison: Yes.

Male: Currently, the retail operations for JPMorgan Chase are located here in New York, and you mentioned you’re going to be having the retail operation’s headquarters in Chicago. How do you

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see that transition taking place, and what impact would it have on those employees here in New York?

William Harrison: There will be some job losses in New York because of that. We don’t think they will be significant, but there will be job losses because we do have our administration of retail here. But you have to remember that our mortgage company is located in New Jersey, our auto finance company is located in Long Island. They stay there as operating subs reporting in to a Chicago retail headquarters. So there will be job losses in New York, but they shouldn’t be huge job losses.

James Dimon: I think there are — are there questions on the phone? Is that what you want us to take?

Operator: And for our first question, we go to Adam Hurwich with Ulysses Management.

William Harrison: Any other questions? There’s one back here.

Adam Hurwich: Hello?

Male: Jamie mentioned that, in fact, in the long run the market would be (side to) P/E, regardless of what you think, and you have referred to two of the aspects that normally would affect P/E; one, free cash flow, and two, earnings volatility.

But in the long run, does this merger allow you to raise your objectives for return on capital relative to the two institutions? Because in the long run, that’s really what drives shareholder value. Or does it mean without this merger, you couldn’t have achieved those objectives and therefore we shouldn’t expect them to be raised as a result of this merger?

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James Dimon: Honestly, I think both firms can do a better return on capital and probably could have done it alone. This will speed up that, enhance it, and give us a better competitive position in every business.

William Harrison: Yes.

Male: Jamie, you had mentioned there were some differences in accounting, and one of the things you did over the first few years at Bank One was really very aggressively take a look at the balance sheet and kind of clean up various different areas.

What have you found in looking at JPMorgan’s balance sheet in terms of sort of the risk profile versus your own, and would you expect that to have — and maybe the same question for Bill — but would have the same - would you expect that to have an impact going forward on charges?

James Dimon: The first thing was accounting, and we did look at all the differences. They’re actually fairly modest. Some are more theoretical than anything else, but more commonalities. They will have to be conformed, so there may be some changes taking place in the future.

And the second is in the due diligence process, obviously, there was extensive work done looking at risk, market risk, market management, and I think what JPMorgan has is similar in that level to what most of the firms have, in terms of controls, credit, capital, et cetera.

William Harrison: From our side, we had put a lot of our challenges behind us financially with Enron and some of the loan problems, and writing down private equity, which we did a year and a half ago. So I think we are in very solid shape as a capital matter, as a reserving matter, and my impressions of Bank One is that they have been quite conservative as well. So I think there’s a good story there. Yes, a question in the back.

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Male: I have two questions, one for each of you. Mr. Dimon, your background prior to going to Bank One was strong in investment banking, yet it seems like in the next couple of years you’re not going to really have any direct role in helping build the investment bank, in helping get it to the next level in areas like equity and M&A. Could you elaborate on that?

And Mr. Harrison, there are other franchises that you could have bought to grow the retail national consumer piece of JPMorgan Chase that are higher performing and are faster growth areas of the country. Why did you choose Bank One, other than to acquire Mr. Dimon’s services?

James Dimon: I’ll answer mine first. When you say that, I was at Primerica for — commercial credit, Primerica Travelers, which became Citigroup, for 15 years, and only part of those businesses were investment banking.

We had consumer finance, we had property casualty, life insurance. We had asset management, we had stock brokerage. So I was in all those businesses, and so I’m not sure exactly right. The second is I want to be a good partner and a good help to all the people at JPMorgan. JPMorgan kind of runs — it seems we’re like kind of a (part) people to help each other, and we’ll be engaged and involved. And I’ll do anything I can to help anyone at any part of that company. And so I think it will be a lot of fun too.

William Harrison: In terms of our investment bank, I just want to point out again, in case you hadn’t looked at it recently, we have developed a really, really strong leadership position in global investment banking. So you look at it from an earnings perspective, you look at it from a leadership perspective, whether it is M&A or equities or bonds or risk management, we are in the top one, two, three, four in most every one of those categories.

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And I just say in global equities this year we will, in 2003, we will end up in the top four in global equities, and I know there’s nobody in this room that believed that was even thinkable two years ago when we talked about it.

Male: Including me.

William Harrison: So it is not like we’ve got a lot of work to do there. We will keep improving it. The client base at Bank One will just help enhance all that. In terms of Bank One and Jamie, I think once you really look at the (complementarity) of the business mix between the two firms, you will understand like Jamie and I quickly understood that this is a compelling deal from a strategic perspective.

There is just no question about it. One of the great other benefits that came out of this was I got great management succession in a guy like Jamie Dimon. So it worked both ways. Any other questions? Let me just say that we of course appreciate you being here and listening to this.

This is a story that we believe is compelling. We believe that it is a great strategic fit. We believe that it’s a great people fit, and we believe that it creates management succession. So we are going to go execute this deal and create a lot of value for you. Thank you.

James Dimon: Thank you.

END